SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of
the Securities Exchange Act of 1934

Meridian Insurance Group, Inc.
------------------------------------------
(Name of Subject Company)

Meridian Insurance Group, Inc.
------------------------------------------
(Name of Person(s) Filing Statement)

Common Stock, No Par Value
------------------------------------------
(Title of Class of Securities)

589644-10-3
------------------------------------------
(CUSIP Number of Class of Securities)

Norma J. Oman
Chief Executive Officer
Meridian Insurance Group, Inc.
2955 North Meridian Street
Indianapolis, Indiana 46208-4788
(317) 931-7000
------------------------------------------
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

with copies to:

Stephen J. Hackman
Ice Miller Donadio & Ryan
One American Square
Box 82001
Indianapolis, Indiana 46282-0002
(317) 236-2100

ITEM 1.  SECURITY AND SUBJECT COMPANY

         The name of the subject company is Meridian Insurance Group, Inc., an Indiana corporation (the "Company" or "MIGI"). The address of the principal executive office of MIGI is 2955 North Meridian Street, Indianapolis, Indiana 46208-4788. The title of the class of equity securities to which this Statement relates is shares of common stock, no par value (including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of September 18, 1998 between the Company and Harris Trust and Savings Bank) (collectively herein, the "Common Stock" or "Shares").


ITEM 2.   TENDER OFFER OF THE BIDDER

         This Statement relates to a tender offer by American Union Financial Corporation, an Illinois corporation that is 50% owned by Gregory M. Shepard ("AUFC"), to purchase up to 350,000 Shares (representing 4.82% of the Shares outstanding as of March 5, 1999) at a purchase price no greater than $18.50 nor less than $14.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 2, 1999 and the related Letter of Transmittal (which together constitute the "Offer"). If more than 350,000 Shares have been validly tendered at or below the purchase price and not withdrawn on or prior to the Expiration Date (as defined in the Offer), the purchase of Shares will be subject to proration.

         The Offer states that the principal executive offices of AUFC are located at 303 East Washington Street, Bloomington, Illinois 61701.


ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) None.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         At a special meeting of the Board of Directors of the Company (the "Board") held on April 7, 1999, the Board considered the terms of the Offer. As a result of the meeting the Board determined that the Company should remain neutral toward the Offer.

         In reaching its position, the Board concluded that it could not recommend that shareholders accept the Offer because it believed that the price offered for the Shares is inadequate when viewed in light of recent market prices for the Company's Shares (the Shares traded as high as $20.25 in February
1999) and when compared to the book value of the Shares ($19.60 as of December 31, 1998). Moreover, the Board was concerned about the impact that the Offer may have on the liquidity of the Shares. In the Offer, AUFC has stated that the Shares are being acquired for investment and that preference will be given to tenders of Shares received from small shareholders. If the Offer is successful, the number of Shares available for trading in the public market by persons other than AUFC and Mr. Shepard, and the number of shareholders of the Company will be reduced, adversely affecting the liquidity of the Company's Shares. The Company believes that reduced liquidity in the Company's Shares may have a negative effect on Share prices.

         Notwithstanding the foregoing concerns, the Board determined that vigorous opposition to the Offer was not warranted because (a) Mr. Shepard has received approval from the insurance regulatory authorities in Indiana, Minnesota and Ohio to acquire, directly or through affiliates like AUFC, up to 19.9% of the Company's outstanding Shares, (b) the acquisition by AUFC of the Shares sought in the Offer will not affect the control of the Company, and (c) the acquisition by AUFC of the Shares sought in the Offer will not have any consequences to shareholders under the Company's Shareholder Rights Plan.

         A letter to shareholders communicating the Board's position is attached hereto as Exhibit A, and is incorporated herein by reference.


ITEM 5.  PERSONS RETAINED EMPLOYED OR TO BE COMPENSATED

         Neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to the Company's shareholders with respect to the Offer.


ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a) Except as set forth in this paragraph (a), no transactions in Shares have been effectuated during the past 60 days by the Company, or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. On March 1, 1999, James H. Lyon, an executive officer of Meridian Mutual Insurance Company, the Company's largest shareholder, exercised for cash options to acquire 400 Shares at a price of $10.795 per share. On March 3, 1999, each of the outside directors of the Company or Meridian Mutual received a grant of the following number of Shares in partial payment for his or her annual director's fee pursuant to the Company's outside director compensation plan: Ramon L. Humke, 539 Shares; Harold C. McCarthy, 135 Shares; Joseph D. Barnette, Jr., John T. Hackett, Douglas W. Huemme, David M. Kirr, Martha D. Lamkin, G. Benjamin Lantz, Jr., James D. Price, Sarah W. Rowland, and Thomas H. Sams, 270 Shares each. On the same date, Norma J. Oman, President and Chief Executive Officer and a director of the Company, surrendered 15,634 Shares to the Company in payment of the exercise price of options to acquire 27,789 Shares at a price of $10.795 per share.

         (b) To the best of the Company's knowledge, none of its executive officers or directors currently intends to tender to the bidder Shares held of record or beneficially owned by such persons. Meridian Mutual Insurance Company, the Company's largest shareholder, has advised the Company that it does not intend to tender any of its Shares in response to the Offer.


ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a) No negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

         (b) Except as described in Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

         The Company has no additional information to provide that may be necessary to make the required statements, not materially misleading, in light of the circumstances under which they are made.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         (a) Except as listed in this paragraph (a), the Company has made no written solicitation or recommendation which was published or sent or given to security holders in connection with the solicitation or recommendation referred to in Item 4.

             A. Form of Letter to Shareholders of the Company dated April 14, 1999.

         (b) No oral solicitation or recommendation to security holders is to be made by or on behalf of the Company.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 1999                      /s/   Norma J. Oman
-------------------------           --------------------------------------------
Date                                      Norma J. Oman
                                          President and Chief Executive Officer

EXHIBIT A

April 14, 1999


Dear Shareholders,

         I am writing to advise you of the position of Meridian Insurance Group, Inc. (the "Company" or "MIGI") with respect to the recent tender offer by American Union Financial Corporation, a corporation that is 50% owned by Gregory
M. Shepard ("AUFC"), for up to 350,000 shares of MIGI common stock (representing 4.82% of MIGI shares outstanding as of March 5, 1999) at a purchase price no greater than $18.50 nor less than $14.50 per share, net to the seller in cash (the "Offer"). The Board of Directors has met and considered the terms of the Offer and has concluded that, for several reasons, the Company could not recommend that shareholders accept the Offer.

         We believe that the price offered for the shares is inadequate when viewed in light of recent market prices for the shares, which have been as high as $20.25 in February, and when compared to the book value of the shares, which was $19.60 at December 31, 1998. We further believe that if the Offer is successful, the number of shares available for trading in the public market by persons other than AUFC and Mr. Shepard and the number of shareholders will be reduced, adversely affecting the liquidity of the Company's shares. We believe that reduced liquidity in the Company's shares may have a negative effect on share prices.

         The Board also concluded that it should not recommend that shareholders reject the Offer because Mr. Shepard has obtained the required approvals from the applicable insurance regulatory authorities to allow AUFC to acquire the shares sought in the Offer, which will increase Mr. Shepard's direct and indirect ownership to 19.9% of the Company's outstanding shares. Moreover, the acquisition by AUFC of the shares sought in the Offer will not affect the control of the Company and will not have any consequences to shareholders under the Company's Shareholder Rights Plan.

         For these reasons, the Board determined that the Company should remain neutral toward the Offer. The enclosed Schedule 14D-9 contains important information relating to the decision. We urge you to read it carefully.

         We will keep you advised of any important future developments. In the meantime, we appreciate your continued support and confidence.

                                   Sincerely,


                                  Norma J. Oman
                                  President and Chief Executive Officer